

March 27, 2012

Via E-mail
Yitzchak Eliezer Socolovsky
President
Safe Dynamics Corp.
26 HaShlosha Street
Bnei Brak 51363, Israel

> **Re:** **Safe Dynamics Corp.**
> **Amendment No. 3 to**
> **Registration Statement on Form S-1**
> **Filed March 16, 2012**
> **File No. 333-176798**

Dear Mr. Socolovsky:

We have received your response to our letter dated February 22, 2012 and have the following additional comments.

Outside Cover Page of Prospectus

1. If exhibit 99.2 encompasses the previous loans your directors made to you, please revise here and on page 4 to state, as indicated in exhibit 99.2, that the directors have undertaken to not demand payment until the company has raised funds from the offering. Based on exhibit 99.2 it appears that the statement here that your directors will not demand repayment of the loans "until the Company is financially able to repay the amounts due" is not correct.

2. We note the statement that "[t]he Company will need to raise an additional amount of approximately $22,000 in addition to the net proceeds of $53,500 from the offering, thru additional equity financing, in order to pay the Director loans and hence alleviate the necessity to file for protection under bankruptcy laws if the Company is financially unable to repay the loans to the Directors." Please revise here and on pages 8 and 16 to further clarify that as soon as you have raised funds from this offering your directors may demand repayment of their loans, necessitating you to file for bankruptcy protection.

Yitzchak Eliezer Socolovsky
Safe Dynamics Corp.
March 27, 2012
Page 2

Prospectus Summary, page 4

3. We note your response to our prior comment 3. Please revise to state prominently in the prospectus summary that the maximum shares offered to each subscriber is 62,500 shares equaling $1,875.

Exhibit 99.2

4. Please explain to us how the directors' undertakings shown in exhibit 99.2 constitute a binding agreement under Israeli and Delaware law. It is not clear to us what consideration the company has provided. Additionally if this is not a binding agreement please revise throughout the registration statement to indicate that this is an unenforceable undertaking rather than an agreement.

You may contact Theresa Messinese at (202) 551-3307 or Lyn Shenk at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact John Dana Brown at (202) 551-3859 or the undersigned at (202) 551-3750 with any other questions.

Sincerely,

/s/ Max A. Webb

Max A. Webb
Assistant Director

cc: John A, Cacchioli, Esq.